U. S. Securities and Exchange Commission

                                      Washington, D.C. 20549

                                           Form 10-SB/A
                                 GENERAL FORM FOR REGISTRATION OF
                                           SECURITIES OF
                                      SMALL BUSINESS ISSUERS

                           Under Section 12(b) or (g) of the Securities
                                       Exchange Act of 1934

                              T.Z.F. INTERNATIONAL INVESTMENTS, INC.
                          (Name of Small Business Issuer in its charter)

Nevada                                                      88-0404186
(State or other jurisdiction of                             (I.R.S. Employer
 incorporation or organization)                             Identification No.)

Unit 1, 3071 No. 5 Road
Richmond, B.C., Canada                               V6X 2T4
(Address of Principal Office)                       Zip Code

Issuer's telephone number:              (604) 718-2188

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered - N/A
Name of each exchange on which each class is to be registered - N/A

Securities to be registered under Section 12(g) of the Act:

                                           Common Stock
                                         (Title of class)

PART I -

Item 1.  DESCRIPTION OF BUSINESS

Background

          The Company was incorporated under the laws of Nevada on September 14, 1998, as Sabai Sabai Enterprises, Corp. It was initially formed to engage in the business of importing low-priced quality products from Southeast Asia for distribution throughout North America. The Company spent several months engaged in the process of raising capital and seeking to implement its original business plan, but never commenced any commercial operations relating to its initial business plan.

          On March 30, 2000, there was a change in control of the Company. On that date, T.Z.F. International Herbs Investment, Inc., a British Columbia corporation (the "BC Company"), purchased
1,000,000 shares of the issued and outstanding common stock of the Company, representing 62.5% of the issued and outstanding stock, for a purchase price of $140,000. This stock purchase was completed as the first step in a business acquisition transaction between the Company and the BC Company. In conjunction with closing of the stock purchase transaction, the then current officers and directors of the Company resigned and successors designated by the BC Company were appointed.

          The second step in the business acquisition transaction was completed on April 30, 2000. On that date, the BC Company surrendered its 1,000,000 shares in the Company for cancellation. At the same time, the Company acquired all of the issued and outstanding stock of the BC Company in exchange for issuance of 18,451,843 shares of its common stock (as adjusted to account for a subsequent 10:1 forward split of the Company's issued and outstanding common stock). In May 2000, following completion of the forward split, the Company authorized the issuance of 250,000 restricted shares as compensation for consulting services. Following these transactions, the Company had a total of 24,701,843 shares issued and outstanding, of which 18,451,843 shares, or approximately 74.20%, were owned by the persons who had previously been shareholders of the BC Company.

          The BC Company, which is now a wholly-owned subsidiary of the Company, is the entity through which the Company plans to conduct its business operations. It owns the formula and all distribution and intellectual property rights, including trademark, patent and industry design rights, to Snow Lotus Tea products.

          On May 25, 2000, the Company changed its name to T.Z.F.
International Investments, Inc. The Company, and its wholly-owned subsidiary, the BC Company, are both based in Richmond, British
Columbia, Canada.

The Product

          The only product of the Company which is currently being distributed is Snow Lotus Tea, which is primarily an extract of the snow lotus flower which grows in high elevations in the mountains of Tibet and neighboring Chinese provinces. In addition to the snow lotus flower, the product also incorporates other Chinese herbal ingredients, including Chin-Chiao (Gentiana macrophylla), Dong Quai (Angelica sinensis), and Dang-Shen (Salvia mitiorrhiza).

          Through the BC Company, the Company owns the formula, distribution and intellectual property rights, including trademark, patent and industrial design rights, in connection with the "Snow Lotus Tea" series products. It acquired those rights from Shenzhen Hungyunda Enterprises Co. Ltd. of China pursuant to an Assignment Agreement dated December 15, 1999. Prior to the execution of the Assignment Agreement, the BC Company was licensed to develop, market, and distribute the "Snow Lotus Tea" products in North
America, but did not own the formula rights. In consideration for the assignment, Shenzhen Hungyunda was issued 6,000,000 Common B
Shares in the BC Company. In conjunction with the share exchange on April 30, 2000, such shares were converted into 6,000,000 shares of common stock in the Company.

          The Company purchases the ingredients for the product from Chinese herbs material wholesale agents in China. The product is manufactured for the Company in Beijing, China, by Zhong Jia Yi Medical and Pharmaceutical Technology Company, and is then imported into Canada by the Company for resale. Qing Liu, who is a director of the Company, was the president of Zhong Jia Yi Medical and Pharmaceutical Technology Company from 1996 - 1997.

          In, October, 1998, the Canadian Food Inspection Agency approved the sale of Snow Lotus Tea in Canada as a food product, and the Company is currently focusing its efforts on selling the product in two markets in Canada. One is the health food and supplements market, in which the product is being marketed as a health food supplement. The other market consists of local Traditional Chinese Medicine practitioners, Naturopathic clinics and the Chinese community throughout Canada, in which the product is considered to be a Chinese formula natural remedy for arthritis.

          In the future, the Company intends to apply to the U.S. Food and Drug Administration for permission to sell Snow Lotus Tea as a food product in the U.S. It is not known when, or whether, the Company is likely to receive permission from the FDA to sell its product in the United States. In the future, the Company may also elect to seek approval from appropriate governmental agencies in both Canada and the U.S. to market Snow Lotus Tea as an over-the-counter medicine for the treatment of the symptoms of arthritis. However, the process of obtaining approval for sale of any product as an over-the-counter medicine is extremely time-consuming and expensive. As a result, the Company may never have the funds or other resources required to initiate that process.

          The Company has filed trademark applications in the United States and Canada for the tradename "Snow Lotus."

          The product is sold in ready-to-drink form and is intended to be consumed in small quantities (one or two spoonfuls at a time). To date, approximately 35,000 bottles (500 ml/bottle) have been produced for the Company and the Company has contracted for the production of an additional 50,000 bottles. The total capacity of the manufacturing facility is approximately 75,000 bottles per month.

Research and Development

          The Company itself has not expended funds for research and development regarding its Snow Lotus Tea product, and instead has relied upon research contracted to and conducted by other organizations. For example, various limited research studies regarding the efficacy of Snow Lotus Tea in treating rheumatoid arthritis have been conducted by the Society for Therapeutic Alternatives Using Natural Chinese Healing Methods ("STAUNCH"), of British Columbia, Reviere Consulting, Chinese Medicine and Acupuncture Specialists of Vancouver, and the International College of Traditional Chinese Medicine ("TCM") in Vancouver. Each of these studies was limited in scope and may not fairly indicate the efficacy of Snow Lotus Tea in the treatment of arthritis.

The Market

          As of the date of this registration statement, the Company remains in the development stage. It's only current market for sale of the Snow Lotus Tea is in Canada, and for the period from January, 2000 through June, 2000, it had total sales of only approximately $9,500. As of July 1, 2000, the Company executed a new exclusive distribution agreement with Expediter Sales, Ltd., of Vancouver, British Columbia, pursuant to which the distributor is obligated to sell a minimum of one container load (approximately 25,000 bottles) per month commencing August 1, 2000. At current prices (approximately $15/bottle, U.S.) a full container load would result in approximately $375,000 in gross revenue for the Company.

Competition

          The Company's product is being marketed through retail outlets in the health food and supplements market. In this market, product knowledge is an essential part of the sale of any given product although price is also an important factor. Other products similar to Snow Lotus Tea are available in this market, and they are generally sold through price point displays in retail stores. However, the Company does not believe that there are other products which are currently available as herbal drinks or health food supplements which are targeted at arthritis and which have no known side effects.

Administrative Offices

          The Company currently maintains a mailing address at Unit 1, 3071 No. 5 Road, Richmond, B.C., Canada V6X 2T4. The
Company's telephone number there is (604) 718-2188. Other than this mailing address, the Company does not maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future. The Company pays rent in the amount of CAD $3,300 (approximately $2,220 U.S. dollars) per month for the use of this office space. The lease is for three years, and commenced on July 1, 1999.

Employees

          The Company has 10 full-time employees and frequently also uses part-time assistance and contract services. Management of the Company also expects to use consultants, attorneys, and accountants as necessary.

Risk Factors

          An investment in the outstanding securities of the Company should be considered to be extremely risky. The following discussion of risk factors is not intended to provide an exhaustive list of all of the risks which may be associated with an investment in the
Company.   Any person considering such an investment should
carefully consider all of the risks involved, including, but not limited to, the risk factors discussed below, before making an investment decision.

          Limited Operating History.    The Company was formed in
December, 1998, and itself has no operating history or revenues from operations. On April 30, 2000, it acquired all of the issued and outstanding stock of the BC Company which thereby became a wholly-owned subsidiary of the Company. The BC Company was incorporated in May, 1998, and has only a limited operating history.
As a result, in conducting operations through the BC Company, the Company faces all of the risks inherent in a new business venture, including all the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

          Early Stage Product Development. The Company is conducting pre-clinical studies and research studies on Snow Lotus
Tea and other potential products. The results of research, pre-clinical studies and clinical trials are inherently unpredictable. Furthermore, successful completion of pre-clinical studies would justify human testing but would not be predictive of successful human testing. To date, the only commercially available product developed by the Company is Snow Lotus Tea. There is no assurance that the Company will be able to develop any other commercial products or that it will be capable of producing Snow Lotus Tea or any other products in commercial quantities at reasonable cost; that it will be able to successfully market its products; or that it will be able to generate an acceptable return on its investment in research and development through product sales, royalties, license fees, milestone payments or other potential sources of revenue.


          No Market for Stock. At the present time, there is no public market for the Company's common stock and there is no assurance that a market will develop in the future. Although the Company's outstanding shares have been approved for trading on the "Pink
Sheets" maintained by the National Quotations Bureau,  there has been no trading in such shares.  Even if a market should develop in
the future, there is no assurance that it will be maintained.   Thus,
persons who purchase shares of the Company may find it to be difficult or impossible to liquidate their investment, because of the lack of a market or the difficulty in maintaining a market. There is currently no person or entity which is obligated to make or maintain a market in the Company's shares.

          No Assurance of Success or Profitability.   There is no
assurance that the operations to be carried on by the BC Company will be successful or that they will ever will generate significant
revenues or profits.   From inception (May, 1998) through December,
1999, the subsidiary corporation generated no significant revenues and incurred losses of approximately $482,000. The likelihood of success of such operations must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with development of a new business.

          Need for Additional Financing. The Company will require additional funds to continue research and product development, to initiate marketing activities, and to implement the terms of its business plan. As of July 15, 2000, the Company and the BC Company (its wholly-owned subsidiary), had received gross proceeds of approximately CAD $3,858,965(approximately $2,597,083 U.S.
dollars) from the private placement of securities. They believe that their current resources, together with the additional proceeds from the on-going private placement offering (assuming the maximum offering is completed), will enable them to maintain their current and planned operations through the next 24 months. However, there is no assurance that the Company will successfully complete the private placement offering. There is also no assurance that unforeseen circumstances or a change in operations may not consume available resources more rapidly than currently planned or anticipated or require additional capital to fully implement marketing efforts and other aspects of the business plan. To the extent that the capital resources of the Company and the BC Company are insufficient to meet current or planned operating requirements, they will be required to seek additional funds through equity or debt financing, collaborative or other arrangements with corporate partners, licensees or others, and from other sources, which may have the effect of diluting the holdings of existing shareholders. No assurance can be given that additional financing will be available when needed or that such financing will be available on terms acceptable to the Company. If adequate funds are not available, the Company would be required to delay, trim or eliminate its research and product development programs or other programs or services which are currently part of the business plan, or may be required to alter the business plan, which is likely to have a material adverse effect on the Company.

          Dependence on Key Personnel. The success of the Company depends upon a few key personnel. Significant disruption in the Company's operations could be expensive if one or more of these individuals were to become unavailable. The Company does not currently have employment contracts with any of its key personnel. As a result, those persons could elect to terminate their employment with the Company at any time.

          Governmental Regulation. There are substantial regulations applicable to the advertising and sale of food products or over-the-counter medicines. In October, 1998, the Canadian Food Inspection Agency approved the sale of Snow Lotus Tea in Canada as a food product.  The Company intends to file an application with the U.S.
Food and Drug Administration for permission to sell Snow Lotus Tea as a food product in the U.S., but as of the date of this registration statement, has not yet done so. Accordingly, it is not known when, or whether, the Company is likely to receive permission from the FDA to sell Snow Lotus Tea in the U.S. In the future, the Company could elect to seek approval from governmental agencies in both the U.S.
and Canada to market Snow Lotus Tea as an over-the-counter
medicine for treatment of the symptoms of arthritis.   However, the
process of obtaining approval for sale of any product as an over-the-counter medicine is extremely expensive and time-consuming. There is no assurance that the Company would ever have the resources necessary to complete all of the necessary research and clinical trials required prior to submission of an application for sale of Snow Lotus Tea, or any other product, as an over the counter medicine, and even is such an application was submitted, there is no assurance that it would be approved.

          Patent or Copyright Protection. The Company's success will depend upon its ability to obtain patents, obtain exclusive rights to patents, maintain trade secret protection and operate without infringing upon the proprietary rights of third parties. The Company has attempted to protect its products and technologies through a combination of patent and trade secret laws. There can be no assurance that pending patent applications will be successful or that others will not develop functionally equivalent or superior products or technology that does not infringe the Company's patents. Accordingly, the Company may be vulnerable to competitors which develop competing products or competing technology, whether independently, or as a result of acquiring access to the Company's trade secrets.

Sources of Raw Materials.   The Company's Snow Lotus Tea product
is primarily an extract of the snow lotus flower which grows in high elevations in the mountains of Tibet and neighboring Chinese provinces, and also incorporates other Chinese herbal ingredients. The Company currently purchases these herbs from Chinese herbs material wholesale agents in China. The possibility that the Company may be unable, from time to time, to obtain sufficient quantities of necessary herbs is a significant risk, and in many respects this risk is beyond the control of the Company. In addition, even if the necessary herbs are available, their quality may vary or the Company may be unable to purchase them at prices which are low enough to allow it to produce its Snow Lotus Tea product at a competitive price. Even temporary changes in the availability, price or quality of the herbal ingredients would have a material effect on the operations and potential profitability of the Company.

          Competition.   Many of the Company's competitors have
significantly greater resources and greater experience in the industry. However, the Company is not currently aware of other similar products with the same curative effects which are also free from side effect. The Company's future is dependent on securing technological superiority in its products, and maintaining such superiority in the face of new developments. The Company plans to form strategic partnerships to accelerate the development and distribution of its products, conduct multi-dimensional marketing, and continue its research and development. The Company also plans to acquire manufacturing and research and development facilities in China.
There can, however, be no assurance that the Company will be successful in these enterprises.

          Dependence on Key Personnel.   In the early stages of its
operations, the success of the Company's will be dependent upon a few key personnel. Significant disruption in the Company's operations could be experienced if one or more of these individuals were to become unavailable.

          Dependence on Strategic Partners and Others. The Company's strategy is to establish collaborative arrangements to conduct later stage development and commercialization of its products. There can be no assurance, however, that the Company will be able to establish future collaborations on favorable terms, if at all, or that its current or future collaborative arrangements will be successful. Furthermore, once a collaborative arrangement is established and the Company becomes dependent upon the arrangement for development and commercialization of its products, a collaborative partner may delay or abandon development of the Company's product for a variety of reasons which may invalidate the product's commercial value, and which may also adversely affect the Company's business.

          Market Acceptance.   As of the date of this registration
statement, the Company's Snow Lotus Tea product has been approved for sale in Canada as a food product. It has not been approved for sale in the U.S. or any other countries as a food product, nor has it been approved for sale in any country as an over-the-counter medicine. There is no assurance that the Company's products, if approved for sale in other countries as either a food product or an over-the-counter medicine, will achieve market acceptance. The extent of acceptance of the Company's products by consumers and by persons in the healthcare industry will depend upon a number of factors, including, but not limited to, recognition of the efficacy of the product, product availability, brand name recognition, the availability and cost of competitive products, relative safety and efficacy of competitive
products, and the like.   There is no assurance that the Company's
products will be successful in achieving market acceptance as either a food product or as an over-the-counter medicine.

          Potential Product Liability.   Testing and proposed
commercialization of food products and human therapeutic products involves inherent risk of product liability claims and associated adverse publicity. There can be no assurance that the Company will be able to obtain or maintain sufficient insurance coverage on acceptable terms with coverage which is adequate to provide necessary protection. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims, could prevent or inhibit the commercialization of the Company's potential products.

          Manufacturing Uncertainties.   The Company's ability to
commercialize its products will depend upon its ability to manufacture such products, either directly or through third parties, at a competitive cost and in accordance with any applicable regulatory requirements.
The Company's products must be manufactured in commercial quantities at an acceptable cost and with sufficient quality, consistency, purity and stability to make them marketable. If the Company is unable to make adequate arrangements for manufacture of its products, either through ownership of a manufacturing facility or through contracting with third parties, it would have a material adverse affect upon the Company's business and potential profitability.

Item 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR
PLAN OF OPERATIONS

Plan of Operation

          During the fiscal year ending December 31, 2000, and during the twelve months following the date hereof, the Company plans to complete its registration under the Securities Exchange Act of 1934 in order to voluntarily become a fully-reporting company, expand the marketing of its product in Canada, raise additional capital, and complete the acquisition of a pharmaceutical manufacturing business in China. There is no assurance as to when or whether the Company will be successful in doing so.

          During the period from September 14, 1998 (inception) through the date of this registration statement, the Company has engaged in no significant operations other than organizational activities and acquisition of capital as noted above. On April 30, 2000, the Company acquired 100% of the issued shares of the BC Company by the issuance of 18,451,843 shares of common stock in exchange for all issued and outstanding stock of the BC Company.

          As a result of the acquisition of all of the issued and outstanding stock of the BC Company, as of June 30, 2000 (the date of Pro Forma Consolidated Financial Statements included in this registration statement), the Company had total assets of $5,762,668, including current assets of $1,647,688, of which $1,418,183 was in the form of cash and short-term deposits. Included in the Company's assets are technology rights valued at $4,038,229 which is the value assigned to the acquisition of the formula, distribution and intellectual property rights, including trademark, patent and industrial design rights, for the "Snow Lotus Tea" series products. The BC Company, which is the Company's wholly-owned subsidiary, acquired these assets from Shenzhen Hungyunda Enterprises Co. Ltd. of China pursuant to an Assignment Agreement dated December 15, 1999.
The consideration consisted of issuance of 6,000,000 Common B
Shares in the capital stock of the BC Company. Upon completion of the share exchange on April 30, 2000, the Common B shares held by Shenzhen Hungyunda Enterprises Co Ltd were exchanged for
6,000,000 shares of common stock of the Company.

          Between January 10, 2000 and March 16, 2000, the BC
Company raised a total of CAD $537,000 (approximately $361,401
U.S. dollars) through the offering and sale of units at a price of CAD $1.00 (approximately $0.6730 U.S. dollars) per unit. The units consisted of one Class B common stock and one warrant to purchase an additional share of common stock at a price of CAD $1.50 per share (approximately $1.0096 U.S. dollars). Beginning on or about
March 17 and continuing until the date of completion of the share exchange on April 30, 2000, the BC Company was actively engaged in a private placement offering of up to 6,600,000 units, each of which consisted of one Class B Preferred Share and one purchase warrant to acquire one Class B Preferred Share at a price of CAD $1.50 per share (approximately $1.0096 U.S. dollars). As of April 30, 2000, the BC Company had sold a total of 2,214,643 such units and received gross offering proceeds of CAD $3,321,964.50 (approximately $2,235,682
U.S. dollars). In the event all such units were sold, the gross offering proceeds would be CAD $9,900,000 (approximately $6,662,700 U.S.
dollars).

          As part of the share exchange on April 30, 2000, all of the outstanding Class B Shares of the BC Company, including those sold in the private offering, were converted, on a one-to-one basis, into shares of common stock of the Company, and the warrants were converted into warrants representing the right to acquire one share of common stock of the Company at a price of CAD $1.50
(approximately $1.0096 U.S. dollars). Since completion of the share exchange, the subsidiary has not actively continued with the private placement offering. However, on or about July 4, 2000, the subsidiary received subscription proceeds totaling CAD $510,000 (approximately $343,230 U.S. dollars) for the purchase of an additional 340,000 units. In lieu of issuing shares and warrants in the subsidiary to the purchasers of those units, the Company issued them 340,000 of its own shares, together with warrants to acquire an additional 340,000 shares at a price of CAD $1.50 per share (approximately $1.0096
U.S. dollars).

          The Company intends to modify and continue the offering
during the fiscal year ending December 31, 2000.   As modified, it is
expected that the offering will be for units priced at CAD $1.50
(approximately $1.0096 U.S. dollars) per unit, with each unit consisting of one share of common stock in the Company and one warrant to purchase an additional share of common stock in the Company at a price of CAD $1.50 (approximately $1.0096 U.S.
dollars).

          The proceeds of the offering are intended to be used primarily for working capital, implementation of a marketing program and for acquisition of certain fixed assets, including a manufacturing facility.

          The Company has signed an agreement to acquire all of the issued and outstanding stock of Tian An Investments Limited, a British Virgin Islands company with an office in Hong Kong. Tian
An's only asset is its 100% ownership of Tian An (Xiamen) Pharmaceuticals Ltd., a manufacturer of Chinese traditional and herbal medicine and other drugs. On or about July 5, 2000, the Company paid HK $6,638,318.09 (approximately $851,000 U.S. dollars) as an installment towards payment of the total purchase price of approximately HK $21,500,000 (approximately $2,757,000 U.S.
dollars). The Company is currently conducting its due diligence investigation with respect to the proposed acquisition. In the event the Company is satisfied with the results of its due diligence investigation, a second payment of HK $6,261,681.91 (approximately $803,000 U.S. dollars) required to be made on or before October 20, 2000. The purchase transaction is scheduled to close December 20, 2000, and payment of the balance (HK $8,600,000) of the purchase price (approximately $1,103,000 U.S. dollars) will be due at closing.

Need for Additional Capital

          The Company's existing capital, together with the gross proceeds from the sale of the remaining units which are intended to be offered and sold as part of the private placement described above, is expected to be sufficient to enable it to meet its cash needs, including completing its registration under the Securities Exchange Act of 1934, compliance with its reporting obligations under such Act following completion of its registration, and costs expected to be incurred for normal business operations for a period of approximately 24 months.

Item 3.  Description of Property.

          The Company currently maintains a mailing address at Unit 1, 3071 No. 5 Road, Richmond, B.C., Canada V6X 2T4. The Company's telephone number there is (604) 718-2188. Other than this mailing address, the Company does not maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future. The Company pays rent in the amount of approximately CAD $3,100 (approximately $2,100 U.S. dollars) per month for the use of this office space. The lease is for three years, and commenced on July 1, 1999.

Item 4.  Security Ownership of Certain Beneficial Owners and
Management.

          The following table sets forth, as of the date of this Registration Statement, the stock ownership of each executive officer and director of T.Z.F. International Investments, Inc., of all executive officers and directors as a group, and of each person known by T.Z.F. International Investments, Inc. to be a beneficial owner of 5% or more of its Common Stock. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as such shares. No person listed below has any options, warrants or other rights to acquire additional securities of T.Z.F. International Investments, Inc., except as may be otherwise noted.


                                                   Number of                            of
Name and                                        Shares Owned                         Class
Address                                         Beneficially                         Owned
Xin Chen
3381 Fleming Street
Vancouver, B.C. V5N 3V6                        5,100,000<F1>                  20.65%

Chung Yu
3381 Fleming Street
Vancouver, B.C. V5N 3V6                        2,450,000<F1>                   9.92%

Qing Liu
#308 - 8625 Logan Street
Vancouver, B.C. V6P 3T3                        2,450,000<F1>                   9.92%

Robert L. Hallam
5501 Nancy Greene Way
North Vancouver, B.C.
V7R 4R6                                                0<F1>                  0%

Hong Li
3381 Fleming Street
Vancouver, B.C. V5N 3V6                                0<F1>                  0%

Chun Sheng Guo
3381 Fleming Street
Vancouver, B.C. V5N 3V6                                0<F1>                  0%

Shenzhen Hengyunda Enterprises
Co. Ltd.
Shenzhen, China                                    6,000,000                  24.29%


All directors and executive
officers (6 persons)                              10,000,000                  40.48%

<F1>  The person listed is an officer, a director, or both, of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

The directors and executive officers currently serving the Company are as follows:

                                                              Positions Held and
Name                                 Age                                  Tenure
Chung Yu                              40                    CEO, President and a
                                                    Director since February 1999

Qing Liu                              45                    Vice President and a
                                                    Director since February 1999

Xin Chen                              37                 Chairman and a Director
                                                             since February 1999

Robert L. Hallam                      55                          Director since
                                                                   February 2000

Hong Li                               39                          Director since
                                                                   February 2000

Chun Sheng Guo                        35                          Director since
                                                                   February 2000

          The directors named above will serve until the next annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting.
Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement, plan or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company's board. There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs.

Biographical Information

Chung Yu.

          Mr. Chung Yu is President and CEO of the Company, as well as a director. Mr. Chung Yu is the honorary president of the Canadian Chinese Herbal Professional & Merchants Association, Vice-Chairman of the Canadian Chinese Chamber of Commerce, and a member of the Chinese Entrepreneurial Society of Canada. Mr. Chung Yu was the former director and vice-president of Hong Kong KunZe Enterprise
Ltd., president of China Hua Pu Group, and a director of RoRo International Trading, Ltd. With over 12 years as the president of China Hua Pu Group, Mr. Yu will contribute his expertise to the startup and management of the Company.

Qing Liu.

          Mr. Liu is the Vice President for North America & Asia and is Vice President and a director of the Company. From 1995 to 1999, Mr. Liu was the Chairman and President of Beijing T.Z.F. Commerce and Trade Group, Chairman of the Board of Directors of Beijing
YoungHeng Advertising Company, President of Beijing Kai Huan medicine manufacturing company, and the President of Beijing Zhong
Jia Yi Medical and Pharmaceutical Technology Development
Company.  Mr. Liu is the honorary Chairman of the S.T.A.U.N.C.H.
(The Society for Therapeutic Alternatives Using Natural Chinese
Healing Methods) Foundation in Canada and a committee member of the Chinese Business Association of Canada.

Xin Chen

          Mr. Chen is Chairman of the board of directors of the Company. He is the president and Chief Executive Officer of the XinHai Group, the honorary Dean of the Finance Faculty and visiting professor at JiangXi Finance University and a visiting professor at the Beijing Commerce University. Mr. Chen is also Chairman of the board of directors of the Ning Bo Success Industry Inc., which is listed on the Shen Zhen Stock Exchange in China.

Robert L. Hallam.

          Mr. Hallam is a director of the Company. He was the President and Director of Robert L. Hallam Environmental Management, Ltd., Director of Knight Piesold, Ltd., and President, Director and CEO of Hallam Knight Piesold, Ltd. Mr. Hallam recently became Director of Tai Li Environment Engineering, Ltd., a firm based in Kumming, Yunnan, China. In 1995, Mr. Hallam established a new company, Oriental Express Trading Corporation, of which he is a Director and 50% owner. This new company has been involved in the export of Canadian products, primarily telecommunications equipment, to the People's Republic of China and the importing of Chinese herbal medicines for the treatment of AIDS patients.

Hong Li.

          Mr. Li is a director of the Company, and is involved with introducing investors from Asia. Mr. Li was the Secretary of the Board of Directors of Shenzhen Tianyuan Industry, Inc., and was responsible for raising capital. Mr. Li was also the Vice President of Hainan Heng Tai Group, Ltd. Presently, Mr. Li is the director of ShenZhen Xinhai Industrial & Trading, Ltd., and is a director and
CEO of NingBo Success Industry, Inc.

Chung Sheng Guo.

          Mr. Guo is a director of the Company. Since 1994, he has worked for ShenZhen Xinhai Industrial & Trading, Ltd. as the manager. In this capacity, he specialized in import and export, and projects for overseas investment. Mr. Guo will be responsible for the production of Snow Lotus Tea in China.

Indemnification of Officers and Directors

          As permitted by Nevada law, the Company's Articles of Incorporation provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil, criminal, administrative or investigative proceeding brought against them on account of their being or having been Company directors or officers to the fullest extent permitted by Nevada law unless, in any such action, they are adjudged not to have met the standard of conduct required by Nevada law to make it permissible for the Company to provide indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange
Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exclusion of Liability

          Pursuant to the Nevada General Corporation Law, the
Company's Articles of Incorporation exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

Item 6.  Executive Compensation.

          By directors' resolution dated December 1, 1998, Mr. Chung Yu, Mr. Xin Chen, and Mr. Qing Liu will each be paid a management fee of CAD $8,000 (approximately $5,384 U.S. dollars) per month effective as of the date of the resolution. Payment of such management fees may be deferred until such time as the Company has had a public offering, or as the Board of Directors decides in view of the Company's financial resources. As of June 30, 2000, the Company had paid a portion of the management fees due, and a portion of such fees was accrued but unpaid.

As at June 30, 2000, the accrued but unpaid portion of the management fees are as follows:

Total fees
incurred              Xin Chen            Chung Yu            Eric Liu               Total
                      $102,296            $102,296            $102,296            $306,888
Total fees
paid                    25,549              53,336              77,277             156,162
Amount
 unpaid                $76,747             $48,960             $25,019            $150,726


Item 7.  Certain Relationships and Related Transactions.

A finder's fee of $129,900 was incurred by the Company, representing a fee due to Mr. Wang Yong of 10% of $1,299,000 of equity financing. The fee was paid by Mr. Xin Chen on behalf of the Company, of which $107,159 was reimbursed to Mr. Xin Chen. The amount of $22,741 is still owing to Mr. Xin Chen as at June 30, 2000.

Item 8.  Description of Securities.

Common Stock

The Company's Articles of Incorporation authorize the issuance of 100,000,000 shares of Common Stock. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common
Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable.
To the extent that additional shares of the Company's Common
Stock are issued, the relative interests of then existing stockholders may be diluted.

Transfer  Agent

          The Company's transfer agent is Signature Stock
Transfer, 14675 Midway Road, Suite 221, Dallas, Texas 75244.
The telephone number of the transfer agent is (972) 788-4193.

Reports to Stockholders

          The Company plans to furnish its stockholders with an annual report for each fiscal year ending December 31 containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934.

PART II

Item 1.  Market Price and Dividends on the Registrant's
Common Equity and Other Shareholder Matters

          The Company's common stock is currently approved for trading on the "Pink Sheets" of the National Quotation's Bureau under the symbol TZII. However, there is currently no trading activity in such securities. As of the date of this registration statement, there are approximately 40 holders of record of the Company's common stock. No dividends have been paid to date and the Company's Board of Directors does not anticipate paying dividends in the foreseeable future.

Item 2.  Legal Proceedings

          The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

          No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

Item 3.  Changes in and Disagreements with Accountants.

          On May 1, 2000, the Company appointed Moen &
Company, Chartered Accountants, 1400 IBM Tower, 701 West Georgia Street, Vancouver, B.C. as their independent auditor. Prior to Moen & Company, the Company had engaged Parker & Co., Chartered Accountants, as their independent auditor.

Item 4.  Recent Sales of Unregistered Securities.

          Since September 14, 1998 (the date of inception) the
Company has sold its Common Stock to the persons listed in the table below in transactions summarized as follows:


                                    Date                               Aggregate            Purchase
                                      of                                Purchase               Price
Name                                Sale              Shares               Price           Per Share

Daisy Fisher                     9/15/98             500,000              $1,250          $.0025
Fred Fisher                      9/15/98             500,000              $1,250          $.0025
James Canten                      2/3/99              10,000              $1,000         $.10
Kusum Subasingha                  3/2/99              20,000              $2,000         $.10
Patrick Lynch                     2/3/99              20,000              $2,000         $.10
Donald Laroque                    2/3/99              10,000              $1,000         $.10
Issac Maly                        2/3/99              10,000              $1,000         $.10
Michael Mulley                    2/3/99              10,000              $1,000         $.10
Donald H. Petch                   1/3/99               5,000                $500         $.10
Sajid McKenley                    2/3/99               5,000                $500         $.10
Richard Campbell                 2/18/99              20,000              $2,000         $.10
Conni Seltzer                    2/18/99              20,000              $2,000         $.10
Fee Wai Quan                     2/19/99              20,000              $2,000         $.10
Frank Del Vecchio                2/28/99              10,000              $1,000         $.10
Anchana
Chayawatana                      2/17/99              30,000              $3,000         $.10
David F. Knapel                  2/17/99              30,000              $3,000         $.10
Manoj Batra                      2/17/99              20,000              $2,000         $.10
Patama Indhasolasa               2/17/99              10,000              $1,000         $.10
Kanyarat Panya                   2/17/99              20,000              $2,000         $.10
Jariya Tookjitt                  2/17/99              10,000              $1,000         $.10
Nutjaree Saengjan                2/17/99              20,000              $2,000         $.10
Pramron Samgjinda                2/17/99              20,000              $2,000         $.10
Loy Nongoee                      2/18/99              10,000              $1,000         $.10
Buaruch Vantadee                 2/18/99              20,000              $2,000         $.10
Kumpoun Meegrad                  2/18/99              15,000              $1,500         $.10
Piyavadee Petchavy               2/18/99              20,000              $2,000         $.10
Wanna Chaisana                   2/18/99              20,000              $2,000         $.10
Chanaout Asvanund                2/18/99              25,000              $2,500         $.10
Nisant Wongtham                  2/18/99              10,000              $1,000         $.10
Raewat Palalert                  2/18/99              30,000              $3,000         $.10
Preeya Premget                   2/19/99              20,000              $2,000         $.10
Nupit Wongchompu                 2/19/99              25,000              $2,500         $.10
Boonpend Sibua                   2/19/99              15,000              $1,500         $.10
Sayun Subthaivorn                2/19/99              20,000              $2,000         $.10
Sukarnya Daingdrum               2/19/99              10,000              $1,000         $.10
Paul Spagnolo                     2/3/99              10,000              $1,000         $.10
William Semeluk                  2/19/99              10,000              $1,000         $.10
Brigita Roebe                    2/18/99              20,000              $2,000         $.10


          Each of the sales listed above was made for cash in reliance under United States law, either upon an exemption from registration under Section 4(2) of the Securities Act of 1933, or upon an exemption from registration under Section 3(b) of the Securities Act of 1933 and by Rule 504 of Regulation D promulgated thereunder. Based upon the Subscription Agreement executed by each of the purchasers, and based upon the pre-existing relationship between the cash subscribers and the Company's officers and directors, the Company had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers (1) were purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. The shares were issued without the benefit of registration. An appropriate Rule 144 restrictive legend is imprinted upon each of the certificates representing the shares issued pursuant to Section 4(2) and stop-transfer instructions have been entered in the Company's transfer records. No restrictive legend is included on the certificates representing the shares issued pursuant to Section 3(b) and Rule 504, and such shares have been designated as "free trading" shares in the records of the transfer agent. All such sales were effected without the aid of underwriters, and no sales commissions were paid.

          Since May 15, 1998 (the date of inception) the Company's wholly-owned subsidiary, T.Z.F. International Herbs Investment, Inc., has sold its common stock and preferred stock to the persons listed in the table below in transactions summarized as follows:

                                    Date                               Aggregate            Purchase
                                      of                                Purchase               Price
Name                                Sale              Shares               Price           Per Share

Xin Chen                         5/15/98           5,100,000          $34,325             $.0067
Chung Yu                         5/15/98           2,450,000          $16,489             $.0067
Qing Liu                         5/15/98           2,450,000          $16,489             $.0067
Shenzhen Hengyunda
Enterprises
Co., Ltd.                       12/15/99           6,000,000          $4,632,229          $.6730
John Leong                       1/10/00              25,000          $16,826             $.6730
Qi Zhang                         1/10/00             100,000          $67,304             $.6730
Heping Chen                      2/18/00              10,000          $6,730              $.6730
Anna Xiu
Mei Cui                          3/15/00             165,000          $111,051            $.6730
Symonds Wai
Ming Wong                        3/15/00             135,000          $90,860             $.6730
Lily Hong Qian                   3/16/00             102,000          $68,650             $.6730
Andy Lau                         3/16/00              40,200          $27,056             $.6730
Lily Hong Qian                   3/23/00              53,334          $53,843             $1.0096
Anna Xiu
Mei Cui                          4/15/00              29,068          $29,346             $1.0096
Anna Xiu
Mei Cui                          4/15/00             134,541            $135,827          $1.0096
Jiangping Bao                    4/30/00             541,000            $546,170          $1.0096
Jianguang Liu                    4/30/00             171,000            $172,634          $1.0096
Bihui Nan                        4/30/00             392,000            $395,746          $1.0096
Shirong Wang                     4/30/00             213,000            $215,036          $1.0096
Jun Xia                          4/30/00             200,000            $201,911          $1.0096
Honyan Zhao                      4/30/00             140,700            $142,045          $1.0096
Ji Xue Yu                         7/4/00              60,000             $60,576          $1.0096
Guang Yu Yang                     7/4/00              80,000             $80,768          $1.0096
Shenzhen Shidai Chuangye
 Investment Ltd.                  7/4/00             200,000            $201,920          $1.0096

With the exception of the sale to Andy Lau which was in payment of a finders fee, each of the sales listed above was made for cash in a private offering under the Securities Act (British Columbia), and each
of the purchasers was a non-U.S. resident.   Each subscriber was
required to represent, among other things, that he or she was making the investment for his or her own account and not with a view to distribution of the securities, that he or she would not sell, transfer, assign or otherwise dispose of the securities except in compliance with all applicable securities laws, and that he or she is not a U.S. person, did not purchase the units for the account of a U.S. person, was not offered the securities in the United States, and did not execute or deliver the Subscription Agreement in the United States. On or about April 30, 2000, all of the shares listed above were exchanged for common stock of the Company pursuant to the share exchange agreement between the Company and its wholly-owned subsidiary.

Item 5.  Indemnification of Directors and Officers

          The Articles of Incorporation and the Bylaws of the Company provide for indemnification of officers, directors or controlling persons to the fullest extent permitted by Nevada law.

FINANCIAL STATEMENTS AND EXHIBITS

          Audited financial statements for T.Z.F. International Investments, Inc. as and for the years ended December 31, 1999 and 1998, and unaudited consolidated financial statements for T.Z.F. International Investments, Inc., as of June 30, 2000 and for the six month period then ended, are attached. See following pages.

T.Z.F. INTERNATIONAL INVESTMENTS, INC.

Financial Statements

For the years ended December 31, 1999, and December 31, 1998.

SABAI SABAI ENTERPRISES, CORP.

INDEX to Financial Statements as at 31 December 1999 and 1998

Auditors' Report
Statement of Financial Position
Statement of Losses and Deficit
Statement of Cash Flows
Statement of Changes in Stockholders' Equity
Notes to the Financial Statements

AUDITORS' REPORT

To the stockholders of Sabai Sabai Enterprises, Corp.

We have audited the statements of financial position of Sabai Sabai Enterprises, Corp. as at 31 December 1998 and 1999 and the statements of losses and deficit, of cash flows and of changes in stockholders' equity for the period from 15 September 1998 (the date of incorporation) to 31 December 1998 and for the period from 1
January 1999 to 31 December 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada, which are in substantial agreement with those in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurances whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures to the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at 31 December
1998 and 1999 and the result of its operations, cash flows and changes in stockholders' equity for the period from 15 September 1998 to 31 December 1998, and for the period from 1 January 1999 to 31 december 1999 in accordance with generally accepted accounting principles in the United States of America.

These financial statements have been prepared assuming that the Company will continue as a going concern. As stated in Note 2 to the financial statements, the Company will require an infusion of capital to sustain itself. This requirement for additional capital raises substantial doubt about the Company's ability to continue as a going concern.
The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, British Columbia, Canada
4 February 2000

Parker & Co.
Chartered Accountants
SABAI SABAI ENTERPRISES, CORP.
Statement of Financial Position
Audited

AS AT 31 DECEMBER                                       1999                          1998
CURRENT ASSETS

Cash                                                 $54,370                        $1,759

Total Current Assets                                  54,370                         1,759

TOTAL ASSETS                                         $54,370                        $1,759

AS AT 31 DECEMBER                                       1999                          1998

CURRENT LIABILITIES

Accounts payable                                 $       500                   $       374

Total current liabilities                                500                           374

STOCKHOLDERS' EQUITY

Share Capital, Note 3                                  1,600                         1,000
Additional paid-in
 capital                                              60,900                         1,500

Total share capital                                   62,500                         2,500

Deficit                                              (8,630)                       (1,115)

Total stockholders'
 equity                                               53,870                         1,385

TOTAL LIABILITIES AND
 STOCKHOLDERS' EQUITY                                $54,370                   $     1,759

SABAI SABAI ENTERPRISES, CORP.
Statement of Losses and Deficit
Audited

                                                                          From the date of
                                                                            Incorporation,
                                                     For the                  15 September
                                                  Year Ended                       1998 to
                                                 31 December                   31 December
                                                        1999                          1998
REVENUE

Sales                                            $         0                   $         0
Interest Earned                                          956                             -

Total Revenue                                            956                             -

EXPENSES

Office Supplies                                            -                            38
Accounting                                               874                           695
Legal                                                  1,000                             -
Consulting                                             5,400                             -
Bank Charges                                             157                            32
Registration and filing fees                             270                           350
Transfer agent fees                                      770                             -

Total expenses                                         8,471                         1,115

LOSSES                                               (7,515)                       (1,115)

INCOME TAXES, NOTE 4                                       -                             -

NET LOSS                                             (7,515)                       (1,115)

DEFICIT, BEGINNING                                   (1,115)                             -

DEFICIT, ENDING                                     ($8,630)                      ($1,115)

LOSS PER SHARE, NOTE 5                         ($0.01)                       ($0.00)


SABAI SABAI ENTERPRISES, CORP.
Statement of Cash Flows
Audited

                                                                          From the date of
                                                                            Incorporation,
                                                     For the                  15 September
                                                  Year Ended                       1998 to
                                                 31 December                   31 December
                                                        1999                          1998
CASH PROVIDED (USED) FROM OPERATIONS

From operation
Net loss                                            ($7,515)                      ($1,115)

Changes in working capital other than cash
 Accounts payable                                        126                           374

                                                         126                           374

Total cash provided (used)
 from operations                                     (7,389)                         (741)

CASH PROVIDED (USED) BY
 INVESTMENT ACTIVITY                                       -                             -

CASH PROVIDED (USED) BY FINANCING ACTIVITY
 Proceeds from issuance
  of common stock                                     60,000                         2,500

Total cash provided by financing                      60,000                         2,500

CASH CHANGE                                           52,611                         1,759

CASH BEGINNING                                         1,759                             -

CASH ENDING                                          $54,370                        $1,759

COMPRISED OF:
 Cash                                                $54,370                        $1,759


SABAI SABAI ENTERPRISES, CORP.
Statement of Changes in Stockholders' Equity
From the Date of Incorporation, 15 September 1998 to 31 December 1999
Audited

                                                                       ADDITION-
                                  COMMON              COMMON                  AL            RETAINED
                                   STOCK               STOCK             PAID IN            EARNINGS
                                  ISSUED              AMOUNT             CAPITAL           (DEFICIT)
CONSIDERATION

Private placement
 for cash on 25
 September 1998                1,000,000              $1,000              $1,500

Net loss from
 date of incorporation to
 31 December 1998                                                                           ($1,115)

Balance as at 31 December
 1998                          1,000,000               1,000               1,500             (1,115)

Private placement
 for cash on 17
 February 1999                   600,000                 600              59,400

Net loss for the year ended
 31 December 1999                                                                            (7,515)

Balance as at 30 September
 1999                          1,600,000              $1,600             $60,900            ($8,630)


SABAI SABAI ENTERPRISES, CORP.
NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended 31 December 1999
Audited

Note 1              THE CORPORATION AND ITS BUSINESS

Sabai Sabai Enterprises, Corp. was incorporated in the State of Nevada, United States of America on 14 September 1998 under the
Nevada Revised Statutes, Chapter 78, Private Corporations.

The Company has offices in Vancouver, British Columbia, Canada.
The Company has been organized to engage in any lawful activity.
No going concern business activity had started as at the date of these financial statements. The fiscal year end of the Company is 31
December.

Note 2              SUMMARY OF ACCOUNTING PRINCIPLES

These financial statements have been prepared in United States of America dollars, which have been rounded to the nearest whole dollar except for the net loss per share which has been rounded to the nearest cent, using United States of America Generally Accepted Accounting Principles. These accounting principles are applicable to a going concern, which contemplates the realization and liquidation of liabilities in the normal course of business. Current business activity has not yet begun and insufficient revenue has been generated to sustain the Company as a going concern without the infusion of additional capital.

Revenue will be recorded as a sale at the time the goods are shipped from the Company's warehouse. Costs are recorded at the time an obligation to pay occurs and are expensed at the time the benefit to the Company is matched to revenue or, if there is no matching revenue, to the period in which the benefit is realized.

Note 3              SHARE CAPITAL

The authorized capital stock is 25,000,000 shares of common stock with a par value of $0.001.

1,600,000 shares of common stock have been issued as follows:

                                                                                     SHARE
CONSIDERATION                                 DATE              ISSUED             CAPITAL

Private placement
 for cash                              25 Sep 1998           1,000,000              $1,000

Balance as at                          31 Dec 1998           1,000,000               1,000

Private placement
Cash                                   17 Feb 1999             600,000                 600

Balance as at                          31 Dec 1999           1,600,000              $1,600

                                                  ADDITIONAL
                                                     PAID IN
                                                     CAPITAL                         TOTAL
Private placement
 for cash                                             $1,500                        $2,500

Balance as at                                          1,500                         2,500

Private placement
Cash                                                  59,400                        60,000

Balance as at                                        $60,900                       $62,500

On 25 September 1998 the Company issued 1,000,000 common shares with a par value o $0.001 for $0.0025 per share. These shares are "control securities" which cannot be sold except pursuant to certain limitations and restrictions.

On 17 February 1999 the Company issued 600,000 common shares with a par value of $0.001 for $0.10 per share.

Note 4              INCOME TAXES

Income taxes on losses have not been reflected in these financial statements as it is not virtually certain that these losses will be recovered before the expiry period of the loss carry forwards.

The accumulated losses carried forward are as follows:

YEAR INCURRED                           AMOUNT
1998                                    ($1,115)
1999                                    ( 7,515)
                                        ($8,630)

Note 5              LOSS PER SHARE

Basic loss per share is computed by dividing losses available to common stockholders by the weighted-average number of common shares during the period. Diluted loss per share amounts that would have resulted if dilutive common stock equivalents had been converted to common stock. No stock options were available or granted during the period presented.
Accordingly, basic and diluted loss per share are the same for all periods presented.

Note 6              RELATED PARTY TRANSACTIONS

The Company neither owns nor leases any real property. Office services are provided by the President of the Company. Such costs are immaterial to the financial statements and accordingly have not been reflected therein. The officers and directors of the Company are involved in other business activities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their own business interests. The Company has not formulated a policy for the resolution of such conflicts.

TZF INTERNATIONAL INVESTMENTS, INC.
(formerly Sabai Sabai Enterprises Corp.)

INDEX to Consolidated Financial Statements as at June 30, 2000

Independent Accountants' Review Report
Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statement of Cash Flows
Consolidated Statement of Changes in Stockholders' Equity
Notes to the Financial Statements

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Directors and Shareholders of
T.Z.F. International Investments, Inc. (formerly Sabai Sabai
Enterprises, Corp.)
(A Nevada Corporation)
(A Development Stage Company)

We have reviewed the accompanying Consolidated Balance Sheet of T.Z.F. International Investments, Inc. (formerly Sabai Sabai Enterprises, Corp.) (A Nevada Corporation) (A Development
Stage Company) as of June 30, 2000, and the Consolidated Statements of Operations, Cash Flows and Changes in Stockholders' Equity for the six month period then ended.
These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole.
Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with United States generally accepted accounting principles (GAAP).

Moen and Company
Chartered Accountants
Vancouver, British Columbia, Canada
September 5, 2000

TZF INTERNATIONAL INVESTMENTS, INC.
(formerly Sabai Sabai Enterprises Corp.)
Consolidated Balance Sheets
June 30, 2000 and 1999 - unaudited

ASSETS                                                  2000                1999
CURRENT ASSETS
Cash and short term
 deposit (note 3)                                 $1,418,183         $    59,243
Accounts receivable,
 (note 4)                                             17,591                   -
Prepaid expense and
 deposit (note 5)                                      5,382                   -
Inventories, at lower of cost
 or market (note 2)                                  206,532                   -
                                                   1,647,688              59,243
Fixed Assets, at cost
 (note 2)                                             78,592                   -
 Less: accumulated
  amortization                                       (2,201)                   -
                                                      76,751                   -
Intangible assets, technology rights
 at cost (note 6)                                  4,038,229                   -
                                                  $5,762,668         $    59,243

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued
 (note 7)                                           $125,246                   -
Accrued payroll deductions payable
 (note 8)                                             51,151                   -
Management fees payable
 (note 9)                                            150,726                   -
Due to related parties, unsecured,
 non-interest bearing, with no
 specific terms of repayment
 (note 10(b))                                         76,585                   -
                                                     403,708                   -
Stockholders' Equity
 Capital stock (note 11)
  Authorized: 100,000,000 common
  shares at $0.0001 par value
  Issued: 24,701,843 common shares
  (1999 - 1,600,000 shares)                            2,470               1,600
  Additional paid-in capital                       5,665,362              60,900
  280,000 Shares subscribed but
   unissued                                          282,676                   -
  Deficit, accumulated during the
   development stage                               (591,752)             (3,257)
  Cumulative translation
   (note 2)                                              204                   -
                                                   5,358,960              59,243
                                                  $5,762,668         $    59,243

Approved on behalf of the board:

"Johnson Chung Yu," Director
"Eric Liu," Director

See Accompanying Notes and Independent Accountants' Review Report. TZF INTERNATIONAL INVESTMENTS, INC.
(formerly Sabai Sabai Enterprises Corp.)
Consolidated Statements of Operations - unaudited
(page 1 of 2)

                         Cumulative From
                          Inception Date             Quarter             Quarter
                        of Sep. 15, 1998               ended               ended
                             to June 30,            June 30,            June 30,
                                    2000                2000                1999
Revenue
 Sales                       $     1,630         $     1,630         $         -
 Interest and other
 income                            2,002                 431                   -
                                   3,632               2,061                   -
Selling costs                     19,040              19,040                   -
Administration Costs
 Advertising                      67,304              67,304                   -
 Bank charges and
 interest                            407                 186                  50
 Depreciation                      2,201               2,201                   -
 Deferred lease expenses
 write-off                         5,046               5,046                   -
 Investor relations,
 consulting fees and
 financing costs                  91,512              86,112                   -
 License, dues and
 insurance                           372                 372                   -
 Management fees                  21,537              21,537                   -
 Medical reports                     814                 814                   -
 Office costs                      3,439               2,936                 100
 Rental and leases                 8,206               8,206                   -
 Professional fees                77,388              74,455               1,375
 Salary and benefits               7,911               7,911                   -
 Stock-based
 compensation                    252,400             252,400                   -
 Telephone and
  utilities                          967                 967                   -
 Transfer agency and
 filing fees                       1,575                   -                 500
 Travel and
  promotion                       32,327              32,327                   -
 Vehicle expenses                  2,938               2,938                   -
                                 576,344             565,712               2,025
Loss for the period             $591,752            $582,691         $     2,025
Basic loss per share                                     $(0.03)             $(0.00)
Diluted loss per
 share                                                   $(0.03)             $(0.00)
Weighted average number
 of common shares used to
 compute basic and fully
 diluted loss per share                           16,667,862           1,600,000

See Accompanying Notes and Independent Accountants' Review Report. TZF INTERNATIONAL INVESTMENTS, INC.
(formerly Sabai Sabai Enterprises Corp.)
Consolidated Statements of Operations - unaudited
(page 2 of 2)

                                  Six months ended              Six months ended
                                          June 30,                      June 30,
                                              2000                          1999
Revenue
Sales                                  $     1,630                             -
Interest and other
 income                                      1,046                             -
                                             2,676                             -
Selling costs                               19,040                             -
Administration Costs
 Advertising                                67,304                             -
 Bank charges and
 interest                                      218                            67
 Depreciation                                2,201                             -
 Deferred lease expenses
 write-off                                   5,046                             -
 Investor relations,
 consulting fees and
 financing costs                            86,112                             -
 License, dues and
 insurance                                     372                             -
 Management fees                            21,537                             -
 Medical reports                               814                             -
 Office costs                                3,401                           100
 Rental and leases                           8,206                             -
 Professional fees                          74,819                         1,475
 Salary and benefits                         7,911                             -
 Stock-based
 compensation                              252,400                             -
 Telephone and utilities                       967                             -
 Transfer agency and
 filing fees                                   185                           500
 Travel and promotion                       32,327                             -
 Vehicle expenses                            2,938                             -
                                           566,758                         2,142
Loss for the period                       $538,122                   $     2,142

Basic loss per share                           $(0.06)                       $(0.00)
Diluted loss per
 share                                         $(0.06)                       $(0.00)
 Weighted average number
 of common shares used to
 compute basic and fully
 diluted loss per share                  9,133,947                     1,500,000

See Accompanying Notes and Independent Accountants' Review Report. TZF INTERNATIONAL INVESTMENTS, INC.
(formerly Sabai Sabai Enterprises Corp.)
Consolidated Statements of Cash Flows - unaudited
(page 1 of 2)

                                   Cumulative From
                                    Inception Date             Quarter             Quarter
                                  of Sep. 15, 1998               ended               ended
                                       to June 30,            June 30,            June 30,
                                              2000                2000                1999
Cash derived from (used for)
 Operating Activities
 Loss for the period                    $(591,752)          $(582,691)         $   (2,025)
 Items not requiring use of cash
  Depreciation                               2,201               2,201                   -
  Deferred lease expense
  write-off                                  5,046               5,046                   -
  Stock-based compensation                 252,400             252,400                   -
 Cumulative translation                        204                 204                   -
 Changes in non-cash working capital items
  Accounts receivable                     (17,591)             (4,374)                   -
  Prepaid expenses and
   deposit                                 (5,382)                   -                   -
  Inventories                            (206,532)                   -                   -
  Subscriptions receivable                       -             374,546                   -
  Accounts payable and
   accrued                                 125,246               9,654               (374)
  Accrued payroll deductions
   pay                                      51,151               5,384                   -
                                         (385,009)              62,370             (2,399)
Financing activities
 Issuance of shares
  for cash                               1,377,203                   -                   -
 Advances on share
  subscriptions                            282,676             282,676                   -
 Management fees payable                   150,726            (17,479)                   -
 Due to related parties                     76,585              15,830                   -
                                         1,887,190             281,027                   -
Investing activities
 Capital assets purchased                 (78,952)            (19,025)                   -
 Deferred lease expense                    (5,046)                   -                   -
                                          (83,998)            (19,025)                   -
Cash, increase during
 the period                              1,418,183             324,372             (2,399)
Cash, opening balance of
 subsidiary                                                  1,040,372
Cash, beginning of period                                       53,439              61,642
Cash, end of period                     $1,418,183          $1,418,183         $    59,243

See Accompanying Notes and Independent Accountants' Review Report. TZF INTERNATIONAL INVESTMENTS, INC.
(formerly Sabai Sabai Enterprises Corp.)
Consolidated Statements of Cash Flows - unaudited
(page 2 of 2)

                                  Six months ended              Six months ended
                                          June 30,                      June 30,
                                              2000                          1999
Cash derived from (used for)
 Operating Activities
 Loss for the period                    $(583,122)                   $   (2,142)
 Items not requiring use of cash
  Depreciation                               2,201                             -
  Deferred lease expense
  write-off                                  5,046                             -
  Stock-based compensation                 252,400                             -
 Cumulative translation                        204                             -
 Changes in non-cash working capital items
  Accounts receivable                      (4,374)                             -
  Prepaid expenses and
   deposit                                       -                             -
  Inventories                                    -                             -
  Subscriptions receivable                 374,546
  Accounts payable and
   accrued                                   9,154                         (374)
  Accrued payroll deductions
   pay                                       5,384                             -
                                            61,439                       (2,516)
Financing activities
 Issuance of shares for cash                     -                        60,000
 Advances on share
  subscriptions                            282,676                             -
 Management fees payable                  (17,479)                             -
 Due to related parties                     15,830                             -
                                           281,027                        60,000
Investing activities
 Capital assets purchased                 (19,025)                             -
 Deferred lease expense                          -                             -
                                          (19,025)                             -
Cash, increase during
 the period                                323,441                        57,484
Cash, opening balance of
 subsidiary                              1,040,372
Cash, beginning of period                   54,370                         1,759
Cash, end of period                     $1,418,183                   $    59,243

See Accompanying Notes and Independent Accountants' Review Report. TZF INTERNATIONAL INVESTMENTS, INC.
(formerly Sabai Sabai Enterprises Corp.)
Consolidated Statements of Changes in Stockholders' Equity
From Date of Inception on September 15, 1998 to June 30, 2000
(page 1 of 3)

                                         Number of                              Additional
                                            Common                 Par             Paid-in
                                            Shares               value             Capital
9/25/98 issuance of common
 stock for cash                          1,000,000         $     1,000         $     1,500
Net loss for the year ended
 December 31, 1998
Balance,
 December 31, 1998                       1,000,000               1,000               1,500
2/17/99 issuance of common
 stock for cash                            600,000                 600              59,400
Net loss for the year ended
 December 31, 1999
Balance,
 December 31, 1999                       1,600,000               1,600              60,900
4/30/00 cancellation of
 common stock and transfer
 of par value to paid-in
 capital                               (1,000,000)             (1,000)               1,000
Balance, April 30, 2000
 before forward split                      600,000                 600              61,900
5/15/00 10 to 1 forward
 split                                   6,000,000                 600              61,900
5/15/00 issuance of common
 stock for services                        250,000                  25             252,375
5/15/00 issuance of common stocks for
 the BC Company                         18,451,843               1,845           5,351,087
Net loss 6 months ended
 June 30, 2000
Cumulative translation
                                        24,701,843               2,470           5,665,362
Shares subscribed and fully
 paid but unissued                         280,000                  28             282,648
Balance,
 June 30, 2000                          24,981,843         $     2,498          $5,948,010

See Accompanying Notes and Independent Accountants' Review Report.

TZF INTERNATIONAL INVESTMENTS, INC.
(formerly Sabai Sabai Enterprises Corp.)
Consolidated Statements of Changes in Stockholders' Equity
From Date of Inception on September 15, 1998 to June 30, 2000
(page 2 of 3)

                                                               Deficit
                                                           Accumulated
                                             Total          During The
                                           Capital         Development          Cumulative
                                             Stock               Stage         Translation
9/25/98 issuance of common
 stock for cash                        $     2,500
Net loss for the year
 ended December 31, 1998                                       (1,115)
Balance,
 December 31, 1998                           2,500             (1,115)
2/17/99 issuance of common
 stock for cash                             60,000
Net loss for the year
 ended December 31, 1999                                       (7,515)
Balance,
 December 31, 1999                          62,500             (8,630)
4/30/00 cancellation of
 common stock and transfer
 of par value to paid-in
 capital
Balance, April 30, 2000
 before forward split                       62,500             (8,630)
5/15/00 10 to 1 forward
 split                                      62,500             (8,630)
5/15/00 issuance of common
 stock for services                        252,400
5/15/00 issuance of common stock
 for the BC Company                      5,352,932
Net loss 6 months ended
 June 30, 2000                                               (583,122)
Cumulative translation                                                                 204
                                         5,667,832           (591,752)                 204
Shares subscribed and fully
 paid but unissued                         282,676
Balance,
 June 30, 2000                          $5,950,508          ($591,752)                $204

See Accompanying Notes and Independent Accountants' Review Report.

TZF INTERNATIONAL INVESTMENTS, INC.
(formerly Sabai Sabai Enterprises Corp.)
Consolidated Statements of Changes in Stockholders' Equity
From Date of Inception on September 15, 1998 to June 30, 2000
(page 3 of 3)

                                                       Total
                                               Stockholders'
                                                      Equity
9/25/98 issuance of
 common stock for cash                           $     2,500
Net loss for the year
 ended December 31, 1998                             (1,115)
Balance,
 December 31, 1998                                     1,385
2/17/99 issuance of common
 stock for cash                                       60,000
Net loss for the year
 ended December 31, 1999                             (7,515)
Balance,
 December 31, 1999                                    53,870
4/30/00 cancellation of
 common stock and transfer
 of par value to paid-in
 capital
Balance, April 30, 2000
 before forward split                                 53,870
5/15/00 10 to 1 forward
 split                                                53,870
5/15/00 issuance of common
 stock for services                                  252,400
5/15/00 issuance of common stock
 for the BC Company                                5,352,932
Net loss 6 months ended
 June 30, 2000                                     (583,122)
Cumulative translation                                   204
                                                   5,076,284
Shares subscribed and fully
 paid but unissued                                   282,676
Balance,
 June 30, 2000                                    $5,358,960

See Accompanying Notes and Independent Accountants' Review Report.

                                TZF INTERNATIONAL INVESTMENTS, INC.
                             (Formerly Sabai Sabai Enterprises Corp.)
                                      (A Nevada Corporation)
                                   (A Development Stage Company)
                            Notes to Consolidated Financial Statements
                                           June 30, 2000
                                         (In U.S. Dollars)
                                            (Unaudited)

Note 1.  ORGANIZATION AND NATURE OF BUSINESS

          The Company was incorporated under the laws of the State of Nevada on September 15, 1998, as Sabai Sabai Enterprises, Corp.

          Pursuant to a stock purchase agreement dated March 30, 2000, T.Z.F. International Herbs Investment Inc., ("BC Company") purchased 1,000,000 shares of the issued and outstanding common stock of the Company. These shares were purchased in anticipation of the subsequent completion of a share exchange transaction between the Company and the BC Company. In conjunction with completion of the share exchange transaction these shares were cancelled, effective April 30, 2000, and as a result, the amount of the par value of $1,000 attributable to such shares was transferred to paid-in capital.

          Pursuant to the terms of the share exchange, effective as of April 30, 2000, the Company acquired all of the issued and outstanding stock of the BC Company in exchange for the issuance of 18,451,843 shares of its authorized but previously unissued shares, which were valued at $5,352,932 for purposes of the acquisition, made up of par value of $18,452 and additional paid-in capital of $5,334,480. Assets and liabilities of the BC Company at the date of acquisition on April 30, 2000, were as follows:

ASSETS
Cash and short term deposits                                         $           1,040,372
Accounts receivable                                                                 13,217
Capital stock subscriptions receivable                                             374,546
Prepaid expense and deposit                                                          5,382
Inventories                                                                        206,532
Deferred lease expense, net of amortization                                          5,047
Fixed assets, net                                                                   59,927
Intangible assets, technology rights                                             4,038,229
                                                                                 5,743,252
Liabilities
Accounts payable and accrued                                                       114,917
Accrued payroll deductions payable                                                  45,767
Management fees payable                                                            168,205
Due to related parties                                                              60,755
                                                                                   389,644
Net assets including cumulative translation                                      5,353,608
Cumulative translation, included in above,
 Booked in stockholders' equity of Sabai Sabai                                       (676)
Net value in exchange for 18,451,843 common
 Shares off Sabai Sabai and net equity on date of
 acquisition of the BC Company                                       $           5,352,932

          In May 2000 the Company completed a 10:1 forward split of
its outstanding stock. This forward split increased the number of issued and outstanding shares from 600,000 (1,600,000 previously outstanding
less the 1,000,000 shares which were cancelled) to     6,000,000.

          Subsequent to completion of the share exchange on April 30, 2000, the BC Company (the Company's wholly-owned subsidiary) received subscriptions for 340,000 additional shares. The Company elected to convert such shares to shares of its own common stock on the same terms as it completed the share exchange. Therefore, effective as of July 4, 2000 the Company issued 340,000 additional shares in exchange for shares of the BC Company.

          In May 2000, following completion of the forward split the Company authorized the issuance of 250,000 restricted shares as compensation for consulting services at a price of $1.50 per share to the following:

                               Number of       Consideration          Equivalent
Name                              Shares                Cad$              to US$
Robert Gelfand                   50,000              $75,000         $    50,480
Fred Fisher                      200,000             300,000             201,920
                                 250,000            $375,000            $252,400

          T.Z.F. International Herbs Investment Inc., which is now a wholly-owned subsidiary of the Company, owns the formula and all distribution and intellectual property rights, including trademark, patent and industry design rights, for Snow Lotus Tea products.

          On May 25, 2000, the Company changed its name to T.Z.F.
International Investments, Inc. The Company and its wholly-owned subsidiary, the BC Company, are both based in Richmond, British
Columbia, Canada.

Note 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

          The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, T.Z.F.
International Herbs Investment Inc. All significant intercompany transactions and balances have been eliminated.

Basis of presentation

          These consolidated financial statements have been prepared in accordance with Accounting Principles Generally Accepted in the United States ("USGAAP).

Development stage company

          The accompanying consolidated financial statements have been prepared in accordance with the provisions of Statement of Financial Accounting Standard No. 7, "Accounting and Reporting by
Development Stage Enterprises".

Use of estimates

          The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and cash equivalents

          Cash and cash equivalents consists of cash on deposit and highly liquid short-term interest bearing securities with a maturity at the date of purchase of three months or less.

Income Taxes
          Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statement at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109, Accounting for Income
Taxes. As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Compensated absences

          Employees of the corporation are entitled to paid vacations, sick days and other time off depending on job classification, length of service and other factors. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The corporation's policy is to recognize the costs of compensated absences when paid to employees.

Net loss per share

          The Company adopted Statement of Financial Accounting Standards No. 128 that requires the reporting of both basic and diluted earnings per share. Basic earnings per share is computed by dividing net income available to common shareowners by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contacts to issue common stock were exercised or converted into common stock. In accordance with FASB 128, any anti-dilution effects on net loss per share are excluded.

Disclosure about fair value of financial instruments

          The Company has financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at June 30, 2000 as defined in FASB 107, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Fixed assets

          Fixed assets are stated at cost less accumulated depreciation. Depreciation is recorded on the following rates:

          Office equipment - 20% per annum on the declining balance basis
          Leasehold improvement - allocated on a straight-line basis over the term of lease
          Vehicles - 30% per annum on the declining balance basis Computer equipment - 30% per annum on the declining balance basis

          As at June 30, 2000, the fixed assets and accumulated depreciation are as follows:

                                                           Accumulated            Net Book
                                           At Cost        Depreciation               Value
Office equipment                       $    10,882         $       306              10,576
Leasehold improvements                      35,225               1,068              34,157
Vehicles                                    19,025                 476              18,549
Computer equipment                          13,820                 351              13,469
                                       $    78,952         $     2,201         $    76,751

Long-lived assets

          Statement of Financial Accounting Standards No. 121,
"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. This standard did not have a material effect on the Company's results of operations, cash flows or financial position.

Foreign currency translation

          The functional currency of the parent Company T.Z.F.
International Investments, Inc. is the United States Dollar and of
T.Z.F. International Herbs Development Inc. is the Canadian    Dollar
and the reporting currency on a consolidated basis is the United States
Dollar.

          The assets, liabilities, and operations of the Company are expressed in the functional currency of the Company in United States Dollars. Operations of the subsidiary, T.Z.F. International Herbs Development Inc. are in Canadian Dollars and in conformity with US GAAP they are translated into the reporting currency, the United States Dollar.

          Monetary assets and liabilities are translated at the current rate of exchange.

          The weighted average exchange rate for the period is used to translate revenue, expenses, and gains or losses from the functional currency to the reporting currency.

          The gain or loss on translation is reported as a separate component of stockholders' equity and not recognized in net income. Gains or losses on remeasurement are recognized in current net income.

          Gains or losses from foreign currency transactions are recognized in current net income.

          Fixed assets are measured at historical exchange rates that existed at the time of the transaction.

          Depreciation is remeasured at historical exchange rates that existed at the time the underlying related asset was acquired.

          An analysis of the changes in the cumulative translation adjustment as disclosed as part of stockholders' equity, is as follows:





                                                            Year Ended
                                June 30,                  December 31,
                                    2000                1999                1998
Beginning balance            $         -         $         -         $         -
Change during the
 period                              204                   -                   -
Ending balance               $       204         $         -         $         -

          Fixed assets are translated at historical exchange rates that existed at the time of the transaction.
          The effect of exchange rate changes on cash balances is reported in the statement of cash flows as a separate part of the reconciliation of change in cash and cash equivalents during the period.

Concentration of credit risk

          Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents which are not collateralized. The Company limits its exposure to credit loss by placing its cash and cash equivalents with high credit quality financial institutions.

Inventories

          The inventories are recorded at lower of cost or market. As at June 30, 2000 the inventories total $206,532.

Note 3.  CASH AND CASH EQUIVALENTS - $1,418,183

          The total for cash and equivalents as at June 30, 2000, is made up as follows:

Cash in bank current accounts                                         $1,059,374
Short term deposits - one month term GIC                                 358,809
Total                                                                 $1,418,183

Note 4.  ACCOUNTS RECEIVABLE - $17,591

          This balance represents the following:

Goods and Services Taxes refundable                                  $    14,360
Trade account receivable                                                   3,231
Total                                                                $    17,591

Note 5.  PREPAID EXPENSE AND DEPOSIT - $5,382

          The balance of prepaid expense and deposit as at June 30, 2000, is the deposit for two months payment of office lease in Richmond, B.C. Canada.


Note 6.  TECHNOLOGY RIGHTS

          By agreement dated December 15, 1999, Shenzhen Hengyunda Enterprises Co. Ltd. of P.R. China agreed to sell and assign certain information and rights relating to a series of products known as the Snow Lotus Tea series products to the BC Company.

          The BC Company agreed to pay consideration of $4,038,229 for acquisition of these assets, through the issuance of 6,000,000 Class B common shares which were valued for purposes of the acquisition, at a price of CAD$1.00 per share, making the total consideration of CAD$6,000,000 (US$4,038,229).

          Shenzhen Hengyunda Enterprises Co. Ltd. has warranted that there are no charges or encumbrances against the rights being acquired.

          This agreement included the sale, assignment and transfer of all the right, title and interest in and to the Product Information and all the rights to use, exploit, develop or otherwise deal with the Product Information or the Project, including the right to register any Intellectual Property in connection with the Product, the same to be held and enjoyed by the BC Company and its successors and assigns as fully and effectively as the same would have been held and enjoyed by Shenzhen Hengyunda Enterprises Co. Ltd. had this transfer and assignment not been made.

          Shenzhen Hengyunda Enterprises Co. Ltd. further agreed to execute and deliver all such documents and further assurances as may be necessary or desirable to give effect to the sale and assignment.

          Amortization of the cost of the technology will commence when the products relating to the technologies are available to be marketed; which is expected to be effective July 1, 2000. The amortization period is for ten years on a straight-line basis.

Note 7.  ACCOUNTS PAYABLE AND ACCRUED - $111,785

          Details of the total of accounts payable and accrued as at June 30, 2000, are as follows:

Zhong Jia Yi Medical Ltd., Manufacturing costs                       $    45,170
Advertising contract payable                                              13,461
Gao Chungye, finders' fee                                                 37,455
Blake, Cassels & Graydon, legal fees                                      18,660
Frascona, Joiner, Goodman and Greenstein, P.C.
 Accrued legal fees                                                        5,000
Parker & Co., C.A., accrued accounting fee                                   500
Moen and Company, accrued accounting fee                                   5,000
Total                                                                    125,246

Note 8.  ACCRUED PAYROLL DEDUCTIONS PAYABLE -
$51,151

          Detail of the total of accrued payroll deductions payable as at June 30, 2000, are as follows:

Accrued payroll deductions for Mr. Xin Chen                          $    25,575
Accrued payroll deductions for Mr. Eric Liu                               25,576
Total                                                                $    51,151

Note 9.  MANAGEMENT FEES PAYABLE - $150,726

          Detail of the total of management fees payable as at June 30, 2000, are as follows:

          Mr. Xin Chen                                     $    76,747
          Mr. Chung Yu                                          48,960
          Mr. Eric Liu                                          25,019
          Total                                               $150,726

Note 10.  RELATED PARTY TRANSACTIONS

          a) By a director resolution, each of Mr. Eric Liu, Director and Vice-president of the Company, Mr. Chung Yu, Director and CEO of the Company and Mr. Xin Chen, Director and Chairman of the Company will be paid CAD$8,000 per month as remuneration effective December 1, 1998. Payment of such director's fees may be deferred until such time as the Company has had a public offering, or as the Board of Directors otherwise decides in view of the financial situation of the Company.

          As at June 30, 2000, management fees payable for which payment was deferred total $150,726 (see note 9).

          b) The amount of $76,585 is due to related parties as at June 30, 2000. This amount is unsecured, non interest bearing, with no specific terms of repayment. Details are as follows:

          Mr. Xin Chen                                     $    22,741
          Mr. Chung Yu                                          53,844
          Total                                                 76,585

          c) A finder's fee of $129,900 was incurred by the Company, representing a fee due to Mr. Wang Yong of 10% of $1,299,000 of equity financing. The fee was paid by Mr. Xin Chen on behalf of the Company, of which $107,159 was reimbursed to Mr. Xin Chen. The amount of $22,741 is still owing to Mr. Xin Chen as at June 30, 2000, as outlined in (b) above.

Note 11.  CAPITAL STOCK

          a) Authorized: 100,000,000 common shares with a par value of $0.001.

          b) Issued and outstanding as at June 30, 2000 are as follows:

(page 1 of 2)
                                  Issued           Number of               Share
                                    Date              Shares             Capital

Private placement               09/25/98           1,000,000         $     1,000
Balance                         12/31/98           1,000,000               1,000
Private placement               02/17/99             600,000               1,000
Balance                         12/31/99           1,600,000               1,600
Cancellation of
 common stock                    4/30/00         (1,000,000)             (1,000)
Balance, before
 forward split                   4/30/00             600,000         $       600

10:1 forward split               5/15/00           6,000,000                 600
Issuance of stock
 for services                    5/15/00             250,000                  25
Acquisition of the
 BC company                      5/15/00          18,451,843               1,845
Balance                          6/30/00          24,701,843               2,470

Shares subscribed
 but unissued                                        280,000         $       280

(page 2 of 2)
                                        Additional
                                           Paid-in
                                           Capital                         Total
Private placement                      $     1,500                   $     2,500
Balance                                      1,500                         2,500
Private placement                           59,400                        60,000
Balance                                     60,900                        62,500
Cancellation of
 common stock                                1,000
Balance, before
 forward split                         $    61,900                   $    62,500

10:1 forward split                          61,900                        62,500
Issuance of stock
 for services                              252,375                       252,400
Acquisition of the
 BC company                              5,351,087                     5,352,932
Balance                                  5,665,362                     5,667,832

Shares subscribed
 but unissued                              282,396                       282,676


c) Outstanding Warrants of the BC Company at June 30, 2000

          537,000 warrants to purchase 537,000 common shares exercisable at CAD$1.00 per share until December 17, 2000, and thereafter exercisable at CAD$2.00 per share until December 17, 2001.

          1,874,643 warrants to purchase 1,874,643 common shares exercisable at CAD$1.50 per share until December 17, 2000, and thereafter exercisable at CAD$2.50 per share until December 17, 2001.

          It is expected that these warrants will be assigned to the Company as part of the acquisition of 100% of the shares of the BC Company by the Company.


Note 12.  INCOME TAXES

          a) The most recent Federal Income Tax filing for the Company for the US was for the year ended December 31, 1999, disclosing no income taxes payable to the US Internal Revenue Service.

          b) The most recent Federal Income Tax filing for the BC
Company for Canada was for the year ended December 31, 1999.
There is no indication of any income taxes payable to the Canadian Customs and Revenue Agency, except the amount included in payroll deductions payable, as disclosed in note 10, above. There is a loss carried forward in Canadian operations that may be applied towards future profits, as follows:

          Year                                                  Amount
          2006                                             $    19,393
          2007                                                 305,438
          2008                                                 515,187
          Total                                               $840,018

          No deferred income taxes are recorded as an asset. A reserve has been claimed which offsets the amount of tax credit available from use of the loss carry forward, because there is presently no indication that these tax losses will be utilized.

Note 13.  FINANCIAL INSTRUMENTS

          The Company's financial instruments consist of cash and short term deposit, accounts receivable, prepaid expense and deposit, inventories, accounts payable and accrued, accrued payroll deductions payable, management fees payable and balances due to related parties.
It is management's opinion that the Company is not exposed to significant interest,currency or credit risks arising from these financial instruments. The fair value of these financial statements approximated their carrying values.

Note 14.  LEASE OBLIGATIONS

          a)  Canon Copier (NP-3825) Lease

          On October 1, 1999, the Company entered into a 48 month lease with Dominion Technologies for a Canon Copier to be used by the Company. Lease payments are expensed as they are incurred.
Lease obligations are as follows:

          2000            CAD$                 664
          2001            CAD$               1,327
          2002            CAD$               1,327
          2003            CAD$                 995
          b)  Computer Lease

          On October 1, 1999, the Company entered into a 36 month lease with Dominion Technologies for computer equipment to be used by the Company. Lease payments are expensed as they are incurred. Lease obligations are as follows:

          2000            CAD$               1,474
          2001            CAD$               2,947
          2002            CAD$               2,210

          c)  Vehicles Lease

          On July 29, 1999, the Company entered into a 36 month lease with Mercedes-Benz Credit of Canada Inc. for two vehicles to be used by the Company. Lease payments are expensed as they are incurred. Lease obligations are as follows:

          2000            CAD$              10,463
          2001            CAD$              20,927
          2002            CAD$              12,207

          d)  Lease of Premises

          The Company entered into a lease for offices on April 26, 1999 with Omnia Overseas Trading Ltd. for three years for monthly rent and costs of CAD$3,133.51, commencing on July 1, 1999.

          The first and the last months rent of CAD$6,631.15 is due at the time of signing. This amount has been paid and is recorded as prepaid expense and deposit as at June 30, 2000.

Summary of lease obligations

                                                            Equivalent
          Year                                CDN$                 US$
          2000                         $    31,402         $    21,135
          2001                              62,803              42,269
          2002                              34,545              23,250
          2003                                 995                 670
                                          $161,146            $108,458

Note 15.  PENSION AND EMPLOYMENT LIABILITIES

      The Company does not have liabilities as at June 30, 2000, for pension, post-employment benefits or post-retirement benefits. The Company does not have a pension plan.

Note 16.  DISTRIBUTORSHIP AGREEMENT

          As at June 23, 2000, the BC Company signed a Distribution Agent Agreement with Expediter Sales Ltd., a B.C. Corporation.

          The BC Company granted Expediter Sales Ltd. an exclusive right to sell Snow Lotus Tea within Canada for a period of two years effective on the date of the Distribution Agent Agreement.

          Expediter Sales Ltd. has agreed to sell no less than 22,152 bottles per month of Snow Lotus Tea, and the sales price for Expediter Sales Ltd. is CAD$18.00 per bottle. The BC Company may terminate this agreement without notice if Expediter Sales Ltd. cannot reach the above sales for three consecutive months.

          Subsequent to June 30, 2000, the BC Company has delivered 22,152 bottles of Snow Lotus to Expediter Sales Ltd. (see note 17).

Note 17.  SUBSEQUENT EVENTS

Financing

          Subsequent to the six months ended June 30, 2000, the BC Company issued 340,000 common shares at a price of CAD$1.50 per share and new subscribers have been committed to purchase
561,798 shares at a price of CAD$1.50 per share.

          Distributorship Agent Agreements

          Subsequent to June 30, 2000, the BC Company signed the following Distribution Agent Agreement:

          As at August 6, 2000, the BC Company signed a Distribution Agent Agreement with Gordford Kingdom Ltd., a Hong Kong
Corporation.

          The BC Company granted Gordford Kingdom Ltd. an exclusive right to sell Snow Lotus Tea within the territory of Hong Kong for a period of two years commencing December 1, 2000.

          Gordford Kingdom Ltd. has agreed to order a minimum of 132,912 bottles of Snow Lotus Tea within the first year and will expect to order 265,824 bottles in the second year at a price of US$12.88 per bottle CIF Hong Kong.
Sales

          Subsequent to June 30, 2000, Snow Lotus Tea delivered to Expediter Sales Ltd. as follows:

Date of              Number of           Price per               Value
Delivery               Bottles              Bottle               CAD $
7/14/00                 10,200              CAD$18            $183,000
7/21/00                  1,800              CAD$18              32,400
7/27/00                  1,800              CAD$18              32,400
8/3/00                   1,800              CAD$18              32,400
8/4/00                   1,800              CAD$18              32,400
8/14/00                  2,160              CAD$18              38,880
8/15/00                  2,592              CAD$18              46,656
                        22,152                                $398,736

Acquisition of Tian An Investments Limited

          The BC Company signed an agreement dated June 17, 2000 and amended on August 22, 2000, to acquire 100% of issued and outstanding shares of Tian An Investment Limited ("Tian An"), a British Virgin Islands company with an office in Hong Kong.

          Tian An's only asset is its 100% ownership of Tian An (Xiamen) Pharmaceuticals Ltd., a manufacturer of Chinese traditional and herbal medicine. On July 5, 2000, the BC Company paid HK$6,638,318.09 as an installment towards payment of the total purchase price of HK$21,500,000. The Company is currently conducting its due diligence investigation with respect to the proposed acquisition. In the event it is satisfied with the results of its due diligence investigation, a second payment of HK$6,261,681.91 is required to be made on or before October 20, 2000. The purchase transaction is scheduled to close December 20, 2000, and payment of the balance (HK$8,600,000) of the purchase price will be due at closing.

          Source of funds for payment of the purchase is expected to be derived from debt and equity financing.

NOTE 18.  UNAUDITED FINANCIAL INFORMATION

          The accompanying financial statements as of June 30, 2000 are unaudited. These financial statements include all of the adjustments which, in the opinion of management, are necessary to a fair presentation of financial position and results of operations. All such adjustments are of a normal and recurring nature. These financial statements should be read in conjunction with the Company's audited financial statements at December 31, 1999.

PART III

Item 1.  INDEX TO EXHIBITS

Exhibit No.                                         Document

2.1                 Agreement for Share Exchange (incorporated by
                    reference from Registration Statement Form 10SB filed
                    with the Securities and Exchange Commission on
                    August 21, 2000.)
2.2                 Stock Purchase Agreement (incorporated by reference
                    from Registration Statement Form 10SB filed with the
                    Securities and Exchange Commission on August 21,
                    2000.)
3.1                 Articles of Incorporation (incorporated by reference
                    from Registration Statement Form 10SB filed with the
                    Securities and Exchange Commission on August 21,
                    2000.)
3.1a                Amendment to Articles of Incorporation (incorporated
                    by reference from Registration Statement Form 10SB
                    filed with the Securities and Exchange Commission on
                    August 21, 2000.)
3.2                 Bylaws (incorporated by reference from Registration
                    Statement Form 10SB filed with the Securities and
                    Exchange Commission on August 21, 2000.)
4.1                 Specimen Stock Certificate (incorporated by reference
                    from Registration Statement Form 10SB filed with the
                    Securities and Exchange Commission on August 21,
                    2000.)
27                  Financial Data Schedule - June 30, 2000


SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

T.Z.F. INTERNATIONAL INVESTMENTS, INC.



By:  /s/ ________________________________
           Chung Yu, President

Date:     September 29, 2000